CHOATE, HALL & STEWART LLP

TWO INTERNATIONAL PLACE

BOSTON, MA 02110

TEL. 617-248-5000

FAX 617-248-4000

November 16, 2005

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Duc Dang

Re:	Good Harbor Partners Acquisition Corp.

Response to Comment Letter dated October 25, 2005

Regarding Registration Statement on Form S-1

Filed September 15, 2005

File No. 333-128351

Ladies and Gentlemen:

On behalf of Good Harbor Partners Acquisition Corp. (“Good Harbor” or the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 25, 2005 (the “Comment Letter”) to Mr. Richard A. Clarke, the Chairman of the Board of Directors of the Company. The Comment Letter relates to the Company’s Registration Statement on Form S-1, File No. 333-128351 (the “Registration Statement”), which was filed with the Commission on September 15, 2005. Filed herewith via EDGAR is Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all pages references in the Company’s responses are to Amendment No. 1. A copy of this letter and its attachments are being delivered under separate cover to Maureen Bauer of the Commission.

Securities and Exchange Commission

November 16, 2005

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2.	We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Good Harbor Partners Acquisition Corp. (Good Harbor). Additionally, tell us the Securities Act form the companies’ filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Name and Capacity of Party	Registrant’s Name	Form/File No.	Status	Effective Date (if applicable)	Amount Escrowed
Choate, Hall & Stewart LLP (issuer’s counsel)	Cold Spring Capital Inc.	S-1 (333-125873)	In registration	N/A	$109,826,000 ($126,836,000 if underwriter’s over-allotment exercised in full) to be escrowed.

HCFP/Brenner Securities LLC (underwriter)	Trinity Partners Acquisition Company Inc.	S-1 (333-115319)	Seeking Shareholder Approval of Business Combination	July 29, 2004	$7,642,601

HCFP/Brenner Securities LLC (underwriter)	Mercator Partners Acquisition Corp.	S-1 (333-122303)	Searching for Acquisition Candidate	April 11, 2005	$53,429,000

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November 16, 2005

HCFP/Brenner Securities LLC (underwriter)	Juniper Partners Acquisition Corp.	S-1 (333-123050)	Searching for Acquisition Candidate	July 13, 2005	$14,518,750

HCFP/Brenner Securities LLC (underwriter)	Global Services Partners Acquisition Corp.	S-1 (333-128350)	In Registration	N/A	N/A

HCFP/Brenner Securities LLC (underwriter)	Israel Growth Partners Acquisition Corp.	S-1 (333-128355)	In Registration	N/A	N/A

Prospectus Cover Page

3.	We note the disclosure here and elsewhere that the Series A unit investors “will bear all the expenses of this offering, including the underwriting discount and commissions related to the sale of both” series of units. The table at towards the bottom of this page indicates that there are discounts and commissions taken from the Series B units. Please advise or revise to reconcile your disclosure.

Although there is an underwriting discount and non-accountable expense allowance related to the Series B units and payable to the underwriters, the Company will receive sufficient net proceeds from the sale of the Series A units to pay these amounts and to place the full amount equal to the gross proceeds from the sale of Series B units into the trust fund. Accordingly, the purchasers of the Series A units will bear all expenses of this offering relating to the sale of the Series A and Series B units, including all underwriting discounts, commissions, and non-accountable expense allowances. The Company has added disclosure on page 62 of Amendment No. 1 under the caption “Underwriting—Commissions and Discounts.”

Prospectus Summary, page 1

4.	We note that you are not limited to any industry and will only “initially focus” on certain industries. Because you are not limited to your initial focus, the disclosure on this page discussing your beliefs about certain industries and identifying particular solutions appears speculative. If you were to decide to look outside of your focus industry, the disclosure here would be moot. Please revise accordingly.

As set forth in the first paragraph of the “Prospectus Summary” on page 1 and in the first paragraph of the “Proposed Business” on page 32 of Amendment No. 1 under the caption “Proposed Business—Introduction,” management plans to focus on the security industry. Accordingly, the Company believes that providing the disclosure provided about such industry

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November 16, 2005

and management’s experience in such industry is appropriate. The Company has revised the disclosure on pages 1 and 32 to clarify, while not required to limit its search to the security industry, management plans to focus on that industry.

5.	We note that warrants held by your current security holders are not redeemable. We also note that current security holders will hold two types of warrants: those they currently own, and those they will purchase in the offering or aftermarket. Please revise to clarify if the non-redeemable feature applies to both forms of warrants. In addition, it appears that the warrants currently outstanding are being registered for resale in this offering. Please revise the disclosure to address this fact, including but not limited to the disclosure required by Item 507 of Regulation S-K.

Warrants acquired by the Company’s current securityholders in the offering or in the open market following the offering are, in fact, redeemable as noted on pages 4 and 5 of Amendment No. 1 under the captions “Prospectus Summary—The Offering—Class W Warrants: Redemption” and “Prospectus Summary—The Offering—Class Z Warrants: Redemption.” The Company has added disclosure on those pages to address expressly the fact that warrants acquired in this offering or in the open market following the offering are redeemable.

None of the warrants referenced in the comment were intended to be part of the initial public offering, and the Company will not receive any proceeds from the resale of such warrants by the holders thereof. These warrants were included in the registration statement as a matter of administrative convenience, since there is an obligation to register such warrants for resale at some point. However, we understand how their inclusion in this registration statement may cause confusion, and, accordingly, we have removed the 2,475,000 Class W and 2,475,000 Class Z warrants from this Registration Statement.

6.	We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the Class B shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

In response to the Staff’s comment, the Company has added disclosure on page 7 in Amendment No. 1 under the caption “Prospectus Summary—Conversion rights for Class B stockholders voting to reject a business combination,” clarifying that a stockholder’s merely voting against the combination that closes will not result in a pro rata distribution to that stockholder, but that the stockholder must also exercise its conversion rights.

Securities and Exchange Commission

November 16, 2005

Risk factors, page 10

7.	Risk factor seven appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

In response to the Staff’s comment, the Company has separated the risk factor into two risk factors on pages 12 and 13 in Amendment No. 1.

8.	The subheading to risk factor 10 appears to highlight a risk that is broad and generic. The risk associated with reliance upon key personnel is a risk that affects companies in every industry. Please revise to discuss how the risk is specific to your company or remove the risk factor.

In response to the Staff’s comment, we have separated risk factor 10 into two risk factors, the first clarifying that the risk addressed relates to the fact that there can be no assurances that the Company’s key personnel will play an active role in the target business following the business combination, and the second clarifying that investors may have only a limited opportunity to evaluate new management personnel who join us as a result of a business combination. The Company believes that these risks are different from the typical boilerplate risks about reliance by an operating company on key personnel, in that the Company will be acquiring an operating business and it is possible that some of the existing officers of the Company may not join the management team in place at the target business.

9.	In the narrative to risk factor 10, we note that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light. Please revise to discuss such conflict.

The Company has revised the disclosure in risk factor 10 in Amendment No. 1 to discuss the potential conflict of interest. In addition, this disclosure has been added under the caption under the caption “Management—Conflicts of Interest” on page 49 of Amendment No. 1 as requested.

10.	We note from risk factor 23 that there is no limit to the out of pocket expenses that may be incurred. In the use of proceeds section, please revise to clarify how excess expenses are structured. Is it a loan or other liability

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November 16, 2005

that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

In response to the Staff’s comment, the Company has added disclosure on page 24 of Amendment No. 1.

11.	Please revise to explain the last sentence in risk factor 24. We do not understand the basis for the disclosure that the 100 shares of common stock and the warrants would be worth more than $248,000.

In response to the Staff’s comment, the Company has revised the last sentence of the referenced risk factor to state that the warrants “may” (rather than “will”) be worth more than $248,000.

12.	Please revise to discuss the risk involved with the fact that you are able to and may acquire a company that is in an industry in which members of management do not have experience in.

The Company has added a risk factor on page 14 of Amendment No. 1 in response to the Staff’s comment to the effect that, while the Company plans to focus on target businesses in the security industry, the Company’s officers and directors may not have enough experience or have sufficient knowledge relating to the industry of the target business if the Company acquires a target business that operates outside the security industry.

13.	Because of your ability to look outside of your initial focus, it would appear your disclosure discussing the risks that are industry specific is speculative. In the event you consummate a combination with a company outside your initial focus, the risks discussed on pages 19-22 would be moot. Please advise or revise accordingly.

As discussed in the Company’s response to comment 4 above, while the Company is not required to limit its search to the security industry, management plans to focus on the security industry, and the disclosure in the “Prospectus Summary” on page 1 and under the caption “Proposed Business—Introduction” on page 32 have been revised to clarify this. Because of this expectation, the Company believes that it is appropriate to disclose risks relating to the industry in which it plans to make an acquisition.

14.	If true, please revise to include a risk factor to discuss the possibility that you could acquire a company that is related or affiliated with your existing shareholders, officers and/or directors.

Securities and Exchange Commission

November 16, 2005

In response to the Staff’s comment, the Company has added a risk factor on page 14 of Amendment No. 1.

Use of Proceeds, page 23

15.	In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $250,000 for “[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” We also note another line item of $250,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company’s search for a target business and whether these fees would include due diligence.

In response to the Staff’s comment, the Company has revised the table on page 24 to clarify that the second line item (“Due diligence (excluding accounting and legal due diligence) of prospective target business”) relates to due diligence expenses excluding accounting and legal due diligence, which are included in the first line item (“Legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiation of a business combination”). We have revised the fifth line item (“Working capital to cover miscellaneous expenses, D&O insurance and general corporate purposes”) to clarify that the amounts represented by that item are not allocated towards due diligence. The Company has added disclosure on page 25 to indicate that funds allocated to the second line item and the fifth line item will be used to reimburse existing securityholders for out-of-pocket diligence expenses and to pay third parties who assist the company in its search for a target business.

16.	Please revise to clarify if any lock-up payment would be limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than proceeds available in excess working capital. Also, it would appear that any use of funds on a down payment would increase the chance that management or existing shareholders would have to incur additional out-of-pocket expenses. Please revise to reflect this possibility or advise why such possibility is not possible.

In response to the staff’s comment, the Company has revised the disclosure on page 25 in Amendment No. 1 under the caption “Use of Proceeds.”

Securities and Exchange Commission

November 16, 2005

Management’s Discussion and Analysis, page 28

17.	We note that you “do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business.” Please revise to explain the noted disclosure. Please revise to discuss the basis for this belief in light of the fact that you have yet to conduct any activities related to consummating a business combination.

The Company has revised the disclosure on page 31 in Amendment No. 1 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the Staff’s comment

Proposed Business, page 28

18.	Tell us the factors you considered in determining to value this offering at $51,710,000 and offer the units at $10.50 per Series A unit and $10.10 per Series B unit. What factors did you consider when determining that you might need $46,460,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration,” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established on August 10, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Good Harbor. Given management’s extensive and high-level experience in the initial target industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Initially, the Company wishes to bring to the attention of the Staff that, as set forth in the Registration Statement, the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates, and the Company will not engage in any such activities prior to the consummation of the offering and, in this regard,

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November 16, 2005

the Company has not done an analysis of the costs involved in the acquisition of any specific target businesses.

Supplementally, in determining to value the offering at $51,710,000, the Company and the underwriters considered the viable size ranges of a target business for which the Company could reasonably be expected to complete a successful acquisition following the offering. It was determined that if the Company were to seek to complete an offering that were significantly less than this offering, the Company would encounter significant competition from venture capital firms for target businesses. Therefore, the Company and the underwriters considered offering sizes in ranges at or above the offering prices in this offering. It was determined that if the Company were to seek to complete an offering that is significantly less than this offering, the Company would encounter significant competition from venture capital firms for target businesses. Alternatively, if the company were to seek to complete an offering that is significantly larger than this offering, it would have materially greater funds in the trust fund and the size of the business combination it would seek to complete would have to be significantly larger. In such case, the Company and the underwriters believe that the likelihood that the company would be competing with leveraged buy-out firms for target businesses would be significant. The Company believes it would be at a competitive disadvantage with such larger leveraged buy-out firms because such firms would generally be able to complete a transaction more quickly than the Company, since the Company must have a business combination approved by a majority of the Class B stockholders cast at a meeting. If choosing between a competing bid from the Company and a leveraged buy-out firm, such target business may be less inclined to take the risk associated with a likely longer period for the Company to solicit the approval of its stockholders and the possibility that the Company’s Class B stockholders will not approve the transaction. The Company also considered that larger target businesses would likely have other exit strategies available to them, such as buyouts, direct financing sources and credit facilities.

With respect to the price per Series A Unit and Series B Unit, the Company and the underwriters determined that such price was customary in the marketplace for this type of offering. The price per Series A Unit and Series B Unit, of course, does not impact the relative percentage ownership in the Company that investors will own. Finally, although management does (as the Staff’s comment reflects) have experience in the security industry, there are currently no targets under consideration and management does not have any precise knowledge about its ability to effect a combination with any target of any size. Management is generally aware that companies in this industry from time to time are sold, but does not have precise knowledge about any target.

19.	We note that you “will not be limited to a particular industry” even though the bulk of your disclosure in this section focuses on a specific industry and your management’s expertise appears to be focused in the same industry.

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November 16, 2005

Please revise to discuss how management will carry out the search and evaluation of a company that may not be in its area of expertise. Clarify if they will be required to seek assistance in their evaluation of such company.

In response to the Staff’s comment, the Company has added disclosure in Amendment No. 1 on pages 25 under the caption “Use of Proceeds” and 36 under the caption “Proposed Business—Effecting a business combination—Sources of target businesses” to discuss how it will identify and evaluate target businesses outside of the security industry.

20.	To the extent that you end up acquiring a company not in the security industry, a substantial portion of your disclosure in this section appears speculative. Please advise or revise accordingly.

As discussed in the Company’s response to comment 4 above, while the Company is not required to limit its search to the security industry, management plans to focus on the security industry. Accordingly, in light of this plan, the Company believes that providing the disclosure provided about such industry and management’s experience in such industry is appropriate.

21.	On page 34, we note your belief that there are “numerous business opportunities.” Please revise to elaborate on this. Disclose the basis for this belief. Does management have the specific experience of acquiring existing companies? Also, clarify if the numerous opportunities are those that would satisfy the 80 percent net asset requirement.

In response to the Staff’s comment, the Company has added disclosure in Amendment No. 1 on pages 36 under the caption “Proposed Business—Effecting a business combination—Sources of target businesses” and 41 under the caption “Proposed Business—Competition” to the effect that the Company has not conducted any research concerning the likelihood that it will be able to effect a transaction meeting the 80 percent net asset requirement. The Company believes, based on industry experience and the experience of the Company’s management both in the security industry and generally in connection with transactions involving the acquisition of existing companies, that the Company will be presented with numerous business opportunities.

22.	We note that you may also receive proposals from sources who present unsolicited or solicited proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. If such sources are able to receive compensation for directing you to candidates, please revise to clarify how finder’s fees will be determined. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

Securities and Exchange Commission

November 16, 2005

The Company respectfully notes that disclosure about how the Company will solicit proposals and how unsolicited parties would become aware of its search is already provided in Amendment No. 1 on page 36 under the caption “Proposed Business—Effecting a business combination—Sources of target businesses.” In addition, the Company has revised the disclosure on page 36 in response to the Staff’s comment.

23.	We note that you may engage “professionals” to seeking out target businesses and that any payments will be based on the terms of the transaction. Please revise to explain how this works. Does this mean that “professionals” will not be compensated unless you acquire their proposed company? Does this mean that finder’s fees will be determined after a business combination is concluded? If not, who will you determine the fee if the “terms of the transaction are not set?”

In response to the staff’s comment, the Company has added disclosure on page 36 in Amendment No. 1 under the caption “Proposed Business—Effecting a business combination—Sources of target businesses.”

24.	Please expand your disclosure, if accurate, to affirmatively confirm that the existing officers, directors and stockholders will receive no fees or other compensation from any other person or entity in connection with any business combination.

In response to the staff’s comment, the Company has added disclosure on page 36 in Amendment No. 1 under the caption “Proposed Business—Effecting a business combination—Sources of target businesses.”

25.	On page 35, we note that HCFP/Brenner Securities (HCFP) will receive additional compensation if a business combination is consummated. Please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when any applicable restricted period would end.

The Company believes that, since the contingent underwriters’ compensation is contingent upon, and would only be payable in connection with, the consummation of a business combination, the restricted periods under Regulation M for both the initial public offering and in connection with any business combination will have ended and, therefore, Regulation M would not be applicable.

The Company believes, based on the Commission’s “Frequently Asked Questions About Regulation M” published by the Division of Market Regulation (dated October 27, 1999, and revised April 12, 2002) (the “FAQ’s”), that the restricted period under Regulation M for the

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November 16, 2005

offering will have ended when all of the units have been distributed and after any over-allotment and stabilization arrangements and trading restrictions in connection with the offering have been terminated. Based on the guidance in the FAQ’s, any applicable restricted period under Regulation M in connection with a business combination in which securities are to be distributed will have ended either on the date in which the target shareholders can vote on the merger or exchange or, in the case of the acquisition of a privately-held company, the later of the execution of the definitive acquisition agreement or the end of any valuation period. Accordingly, the Company believes that Regulation M is inapplicable to any payments to be received by the underwriters as deferred compensation upon consummation of a business combination.

The Company is aware of the Commission’s guidance set forth in the FAQ’s regarding the restricted period in an acquisition of a target in which securities are to be distributed. If and to the extent it becomes applicable in the context of a business combination, the underwriters will comply with Regulation M and not make a market in the Company’s securities during the period set forth in the FAQ’s.

26.	Please be aware that you are currently selling your “plan” to acquire a business. At this point, the only information investors have to consider is your plan and management’s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:

•	Capital requirements

•	Stage of development

•	Financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for)

Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

The Company has revised the disclosure on page 37 in Amendment No. 1 under the caption “Proposed Business—Effecting a business combination—Selection of a target business and structuring of a business combination” in response to the Staff’s comment.

27.	On page 36, we note that you will seek an opinion from an “independent investment banking firm” examining the fair market value of target companies only if your board is unable to determine the value independently.

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November 16, 2005

Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 in Amendment No. 1 under the caption “Proposed Business—Effecting a business combination—Fair market value of target business.”

28.	Please revise to clarify, here and elsewhere as appropriate, that with respect to Series B shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

Any stockholder who wishes to exercise conversion rights must state his or her intention to do so prior to the vote taken with respect to the proposed business combination. Thus, the stockholder cannot wait to see whether a transaction is approved before exercising its conversion rights and would risk the transaction not being approved by the Class B stockholders. The Company has revised disclosure in Amendment No. 1 on page 7 under the caption “Prospectus Summary—The Offering—Conversion Rights for Class B stockholders voting to reject a business combination,” page 15 under the caption “Risk Factors” and page 49 under the caption “Management—Conflicts of interest” to clarify this point.

Conflicts of Interest, page 47

29.	Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the potential retention by the post combination company and the reimbursements for any excess expenses.

In response to the Staff’s comment, the Company has added disclosure on page 49 of Amendment No. 1 under the caption “Management—Conflicts of interest.”

30.	For each officer and director, specifically identify each instance for which there exists a pre-existing fiduciary or contractual obligation which has priority over the fiduciary duty owed to the company.

Mr. Colatosti has a pre-existing fiduciary duty to present business opportunities to BIO-Key International Inc. in the areas of biometric finger identification and wireless mobile

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November 16, 2005

technologies. Disclosure of this fact has been added under the caption “Management—Conflicts of Interest” on page 50 of Amendment No. 1.

Principal Stockholders, page 42

31.	We note your disclosure that Messrs. Clarke, Cressey, Sheridan, Colatosti, Mallon, Stafford, Tritak, and Kopperl “may be deemed” promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

The Company has revised the disclosure on page 52 under the caption “Principal Stockholders” in Amendment No. 1 to indicate that the named individuals are the promoters. There are no transactions with any of the promoters that are not already disclosed pursuant to the requirements of Sections 402 or 404 of Regulation S-K.

Certain Transactions, page 51

32.	Please revise to identify the beneficial owners of the warrants owned by Good Harbor Consulting, LLC.

The Company has revised footnote 9 to the table on page 51 under the caption “Principal Stockholders” and footnote 2 to the table on page 53 under the caption “Certain Transactions” to identify the beneficial owners of the warrants owned by Good Harbor Consulting, LLC.

Description of Securities, page 53

33.	We note that you are not able to redeem any warrants unless you receive HCFP’s consent. Please revise to include a risk factor to address this point or advise why such risk is not material.

HCFP has advised the Company that it will act in what it believes is in the best interests of the Company and in order to maintain an orderly market in the Company’s securities in considering whether to consent to a redemption of the warrants. Therefore, the Company does not believe that the risk set forth in the Staff’s comment is material.

Underwriting, page 58

34.	Tell us whether HCFP will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in

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electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Neither HCFP nor any other member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in this offering. The Company undertakes to provide the Staff with the requested information if HCFP or any member of the underwriting syndicate engages in electronic offers, sales or distributions under the registration statement after the date hereof and will add the appropriate disclosure to the registration statement, if applicable.

35.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Neither HCFP nor any other underwriter has any arrangements with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

36.	Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

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Neither the Company nor the underwriters intend to engage in a directed share program in connection with this offering. The Company undertakes to provide the Staff with the requested information should it decide to enter into a directed share program, and will make the required disclosures in the registration statement.

Financial Statement Comments

General

37.	Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures in case of unusual delay.

The Company acknowledges that it may need to update its financial statements and related disclosure in the case of a delay.

38.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

A currently dated consent of the independent accountants with a typed signature is included as Exhibit 23.1 to Amendment No. 1.

* * * * * *

The Company will furnish a letter at the time its requests acceleration of the Registration Statement making the acknowledgments referred to in the Comment Letter.

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-4020, or in my absence, James W. Hackett, Jr. at (617) 248-2133. Thank you.

Sincerely,

/s/ Charles J. Johnson

Charles J. Johnson

cc:	Maureen Bauer
Richard A. Clarke
Ralph Sheridan
Ira Scott Greenspan

Securities and Exchange Commission

November 16, 2005

Michael S. Greenberg
Andrew Waud
Robert J. Mittman, Esq.
Elise M. Adams, Esq.
Matthew K. Breitman, Esq.
James W. Hackett, Jr., Esq.